

OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

RATHAUS TEMPE LLC
660 W Warner Road
Tempe, Arizona 85284
www.rathaususa.com

UP TO $900,000 OF INCOME SHARING PROMISSORY NOTES WITH A MINIMUM OF $250,000

RatHaus Tempe LLC (“we”, “RatHaus” or the “Company”) is offering up to $900,000 worth of Income Sharing Promissory Notes of the Company. The minimum target offering is $250,000 (the “Target Amount”). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $250,000 by May 23, 2017. If the Company does not raise its Target Amount by May 23, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to a total amount of $900,000 on a first come, first served basis. If the Company reaches its target amount prior to May 23, 2017, the Company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this disclosure document and the Company offering materials, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

Basic Information about the Company and Overview

RatHaus Tempe LLC is a limited liability company organized in the State of Arizona on November 8, 2016. We intend to be a traditional German restaurant and bar based in Tempe, Arizona located at 660 West Warner Road. The restaurant will be managed by chef and restaurateur Mark DiMartino.

RatHaus' ultimate mission is to offer high quality German cuisine in a memorable atmosphere while delivering exceptional customer service. Through a combination of great food and service, RatHaus hopes to become the most popular eating destination in Tempe, Arizona. RatHaus primary value proposition will be its authentic, one-of-a-kind German restaurant experience.

While Mark DiMartino is bringing his prior experience of founding and operating the Tilted Kilt Pub & Eatery, RatHaus intends to emphasize the German authenticity of the RatHaus concept as its selling point in the market place. Investors should not join RatHaus Tempe if they do so with the expectation that RatHaus would be a variation on the Tilted Kilt concept based upon Mark DiMartino's role in creating both. RatHaus is not intended to be a clone of Tilted Kilt, but instead to be an entirely different, new, fresh and unprecedented concept inspired by great German public houses.

Day-to-day operations of RatHaus Tempe will be done through Elias Restaurant Group, LLC, and entity managed by Mark DiMartino. We intend to enter into a management agreement with Elias Restaurant Group, LLC that would provide for compensation from RatHaus Tempe to Elias Restaurant Group, LLC, which would be the direct employer of Mark DiMartino. Scott Kuehn, the general manager, and hired employees would be employed by RatHaus Tempe, LLC.

Additional details regarding our business plan are available on our FlashFunders offering page.

Food and Drink Offerings and Business Model

RatHaus will offer customers authentic German food and freshly tapped beer. The menu will feature German dishes, such as schnitzel and sausages, as well as burgers, sandwiches, and appetizers. Our beer selection will include a wide range of German and international beers, as well as spirits and liquors.

We anticipate offering food and drinks at the following average prices:

Food	Drink
• Appetizers: $8.50 to $14.00 • Burgers and Sandwichers: $12.50 to $14.50 • Traditional German Dishes: $16.00 to $19.00 • Desserts: $5.00 to $7.00	• German Draft Beers: $8.50 • American Draft Beers: $7.00 • Specialty Draft Beers: $9.50 • Wine: $6.00 • Spirits and Liquor: $7.00 • Specialty Cocktails: $10.00

We also intend to develop and sell products, such as t-shirts, hats, and other apparel, for both customers and our team members.

Location Analysis and Market

The restaurant will be located at 660 West Warner Road in Tempe, Arizona, in a site that presents an attractive market opportunity. The previous tenant of the location was a Tilted Kilt restaurant that we believe was able to generate consistent annual gross revenues of $4 million. Other key factors include the site is close proximity to numerous businesses, the I-10 Highway, and Arizona State University, which has an attendance of over 50,000 students per year.

RatHaus will be the only German-inspired restaurant in the vicinity. We intend to have operating hours of Sundays to Thursdays from 11:30AM to 11:00PM, and Fridays and Saturdays from 11:30AM to 1:00AM.

Additional considerations for the location include median and average household incomes within a 3-mile radius of the site of $68,045 and $87,952, respectively, which are higher than the state average for Arizona. There are also approximately 74,000 households with incomes levels of $100,000 or higher within a 10-mile radius of the site.

Restaurant Design

RatHaus will be designed in a German style. We intend to have a high ceiling supported by wood columns, covering the entire dining area. The interior will have German artwork like paintings and murals. Furniture and tableware will also be made in a German style.

Legal Proceedings

The Company is not currently involved in any legal proceedings.

DUE DILIGENCE

Due diligence by CrowdCheck, Inc.



PEOPLE BEHIND THE COMPANY

The below table identifies the principal people with the Company:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Officers:				
Mark DiMartino	Manager of Elias Restaurant Group, LLC	55	Role with RatHaus Tempe, LLC began on November 8, 2016	Full-time working for the benefit of RatHaus Tempe, LLC.

Donald Hulke	Manager of RatHause Restaurants, LLC	43	Role with RatHaus Tempe, LLC began on November 8, 2016	Approximately 10 hours per week working for the benefit of RatHaus Tempe, LLC through RatHaus Restaurants, LLC. Remainder of time will be spent as part of Hulke Consulting Group.
Manager:				
RatHaus Restaurants, LLC (Managed by Donald Hulke)	Manager		November 8, 2016	Yes
Significant Employees:				
Scott Kuehn	General Manager	47	November 8, 2016	Yes

Mark DiMartino

Mark DiMartino has more than thirty years of experience in the restaurant industry. An accomplished chef and Restaurateur, his vision and passion have earned him numerous accolades such as Restaurateur of the Year for the State of Nevada in 2000 and the Governor's Tourism Award in 2004 for the Tilted Kilt Pub & Eatery. Mark was the first independent restaurateur to operate a non-union full service restaurant within a major hotel, resort, or casino, opening the door for both properties and operators to explore partnerships that have positively impacted the culinary scene in Las Vegas.

Offering a rare blend of creative and operational strengths, Mark has and continues to develop exciting new restaurant concepts and ideas. With expertise in design and layout, menu development and costing, operations and product procurement, his diversified experience has given him a well-rounded, detail oriented skillset that will undoubtedly serve to help RatHaus on its rise to success. **Please note** that although Mark will obviously be bringing his industry experience and expertise to bear on the rise of the RatHaus concept, Mark remains a minority member of the Tilted Kilt concept (TKFO), and Mark has no intention to develop the RatHaus concept into a restaurant similar to Tilted Kilt. Instead, Mark intends (as does RatHaus Tempe) to emphasize the German authenticity of the RatHaus concept as its selling point in the market place. Investors should not join RatHaus Tempe if they do so with the expectation that RatHaus would be a variation on the Tilted Kilt concept based upon Mark's role in creating both. Mark is not on board to turn RatHaus into a clone to Tilted Kilt but instead be an entirely different, new, fresh and unprecedented concept inspired by great German public houses. RatHaus Tempe will be glad to answer any further questions investors may have about Mark's relationship with TKFO.

Mark is also currently the President of Let's Eat Incorporated and Hob Nob Hospitality, LLC. He has been President of Let's Eat Incorporated since 2001 and Hob Nob Hospitality, LLC 2014. In addition, he attended both the University of Las Vegas and Clark County Community College for business and is FMP and Serve Safe Certified. He served on the Board of Directors of the Nevada Restaurant Association from 1991 – 2005. In 1999 he sat as Vice Chairman of the Board and in 2000 was elected Chairman.

Scott Kuehn

Scott Kuehn, a graduate of Cal State Northridge with a degree in Communication Studies, is a veteran of the restaurant industry. He began his management career at The Malibu Sea Lion restaurant in 1989, where he was responsible for the ordering, inventory and storage of all liquor and bar supplies, scheduling of the staff and insuring the daily receipt deposits. From here he was transferred to the world famous Gladstone's 4 Fish, the busiest restaurant in California at the time, where his composure and ability to work in an extremely high volume facility truly became evident. It was during his time here that he met the owners of the original Shark Club, who eventually lured him out to Las Vegas.

In Las Vegas, Scott served hundreds and thousands of customers on a nightly basis, over the course of two and a half years. As the General Manager of the Shark Club, Scott was accountable for the complete functioning of the club in its daily operations. The time Scott spent at the Shark Club, developing relationships with the staff and clientele, helped to establish his place in the Las Vegas hospitality industry.

Scott left the Shark Club in 1996 for the opportunity to join Planet Hollywood and the Official All Star Café in Las Vegas. Here, he learned and practiced all the intricacies of operating high profile venues on the Las Vegas Strip. Following this, he spent four years with Z' Tejas Southwestern Grill where his appreciation for fresh ingredients, unique menu items and made-from-scratch cooking was greatly enhanced. This was followed by a short stint with the Roadrunner Saloon in Henderson where he learned all about the Las Vegas slot tavern and gaming industry.

Scott has worked with Mark DiMartino over the past 8 years on various restaurant projects. During this time, they have developed several restaurant concepts including Due Pizzeria and Grind Burger Bar. At the Tempe location, Scott will oversee the general operations of the staff, including training and general management.

Donald Hulke

Don Hulke, through the Hulke Consulting Group, has worked with small businesses across Arizona and the American Southwest since 2011. Don also manages Hulke Restaurants Holdings, LLC, the manager of RatHaus Restaurants, LLC.

Don is also currently on the Board of Directors for the Arizona Chapter of the Risk Management Association. Don graduated from the Barrett Honors College of Business at Arizona State University.

RELATED PARTY TRANSACTIONS

We intend to enter into a management agreement with Elias Restaurant Group, LLC, an entity managed by Mark DiMartino, and which is a 50% owner of RatHaus Restaurants, LLC. Under the management agreement, Mark DiMartino would be required to devote what time and effort is necessary for the management of RatHaus Tempe, LLC. Mark would be employed by Elias Restaurant Group, LLC, which will receive approximately $4,000 per month from RatHaus Tempe, LLC.

Additionally, the trademark for RatHaus is owned by RatHaus Restaurants, LLC. We intend to document a license agreement and related merchandising agreements that for a commercially reasonable amount RatHaus Tempe, LLC will be able to use the RatHaus trademark in commerce for the purpose of marketing and supporting the operations of RatHaus Tempe, LLC.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We do not yet have any operating history. RatHaus is recently formed and we have not yet opened for business. As such, it is difficult to evaluate our prospects and the merits of an investment in RatHaus. We are dependent on the proceeds from the sale of securities in this Offering as well as other sources of capital identified in the Financial Condition of the Company below. There can be no assurance that we will achieve our business objective or that our business plan can be executed in the manner contemplated.

We are creating an entirely new restaurant concept. While our management has prior experience opening and operating restaurants that have gone on to become successful restaurant chains, RatHaus is not based on that same concept. We are not certain if this concept will work and cannot provide any assurance that it will.

Future net income, on which the notes in this Offering depend, are difficult to forecast and may vary significantly from period to period. Investors in this offering will receive payment on the notes based on the net income of RatHaus over six-month periods. There are a number of factors that will determine whether we achieve our anticipated net income in the above model. These factors include (i) the market acceptance of our services and provides, (ii) the amount and timing of expenditures required to execute our business plan, (iii) our ability to successfully implement our marketing, advertising, and sales activities, (iv) our ability to successfully recruit, hire, and retain key employees, and (v) general economic conditions affecting the restaurant industry.

We may not have net income available in any given payment period. Under the terms of the notes in this Offering, payments will only be made if the Company has generated positive net income and the Company has developed a sufficient reserve fund. Should we not have a positive net income for any given period, no payments will be made to investors for that period. Factors that may determine whether we have a positive net income include unanticipated as well as anticipated increases in expenses that are not offset by increased revenue.

We rely on a small management team to execute the vision for the restaurant. We will rely on the efforts of Mark DiMartino to make RatHaus successful. To the extent he is not available for any reason, our ability to make payments under the notes will be harmed.

Mark DiMartino will continue to be involved in other hospitality industry entities in addition to RatHaus Tempe, LLC. While we expect Mark DiMartino to devote as much time as necessary to make RatHaus Tempe successful, his efforts may be affected by his involvement with other hospitality entities he is involved with through Elias Restaurant Group, LLC, including the Titled Kilt. Mark DiMartino and Elias Restaurant Group have agreed to indemnify the Company against any claims brought against RatHaus Tempe, LLC based on the actions of Mark DiMartino. This indemnification agreement is included in the operating agreement of the Company.

We operate in a competitive market and will face competition from established restaurants. We will be directly competing with other restaurants that are already situated and operating in the vicinity of our chosen location. These restaurants may decide to devote resources in such a way that it becomes more difficult for us to achieve significant market penetration.

If we do not develop our brand image, our financial results may be impacted. As a German-themed restaurant, our brand image will be important for encouraging customers to come to RatHaus. If we are not able to promote our brand, we may not be successful.

Our financial statements contain a going concern opinion. As identified in its financial statements, our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, or obtain additional capital financing from investors.

We anticipate that expenses will greatly increase. Going forward, we will incur expenses related to the operations of our premises, compensation of personnel, and implementation of marketing and sales activities. These expenses are not yet reflected in the historical financial statement of RatHaus.

Our financial condition and results of operations will depend on our ability to manage future growth effectively. Our belief is that the operations of the restaurant will grow quickly in the next few years. Our ability to sustain growth depends on our ability to identify and evaluate the needs and wants of our customers and corresponding expenses. Should we fail to effectively manage future growth, our financial results may be negatively impacted.

We will be required to attract and retain sales, operations, and management personnel. In order to grow, we will be required to attract, hire, and retain personnel that will be responsible for implementing sales strategies, and carrying out day-to-day operations. If we are unable to attract and retain qualified and skilled personnel, we may not be able to execute our business plan, or adjust our plan as required in response to market conditions and customer demands.

We will be subject to various state and federal laws and regulations regarding employment, food safety, and alcohol sales. Our operations are subject to state and federal laws and regulations. These laws and regulations include labor laws covering employee classifications, unemployment tax rates, workers' compensation rates, citizenship requirements, and wage and benefit requirements for non-exempt employees; food safety regulations covering food storage, cleanliness, and employee conduct; and alcohol regulations covering minimum age of guests and employees, licensing, and sales. We may be adversely affected by civil or regulatory proceedings brought against the company under these laws and regulations.

There is no current market for any of our securities. There is no formal marketplace for the resale of securities sold under Regulation CF, and it is unlikely that such a marketplace will ever form. Additionally, there are restrictions on how these securities may be resold for a period of one year following their purchase.

We will need to raise additional funds in the future. Until our operations begin and we are profitable, we will require outside investments to sustain operations. When we do seek additional capital contributions, there is no guarantee that such funding will be available at the time. Further, if we do receive additional capital contributions in the future, the terms of such an offering may not be favorable to us, and may result in your investment being harmed.

We are currently raising funds at different terms than in this Offering. Concurrently with this Offering, we will be raising funds from accredited investors who are able to contribute larger sums of money. We are offering equity interests to accredited investors in a concurrent offering under Rule506(c) of Regulation D.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 20% or more equity in the Company is reflected in the below table:

Direct owner	Amount and class of securities held	Percent of voting power prior to the Offering
RatHaus Restaurants, LLC	Membership interests	100%

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Donald Hulke*	Membership interests	50%
Mark DiMartino**	Membership interests	2.5%

* Donald Hulke's beneficial ownership is held through Hulke Restaurant Holdings, LLC, which itself owns a 50% interest in RatHaus Restaurants, LLC, the 100% owner of RatHaus Tempe, LLC. Donald Hulke is the 100% owner of Hulke Restaurant Holdings, LLC.
** Mark DiMartino's beneficial ownership is held through Elias Restaurant Group, LLC, which itself owns a 50% interest in RatHaus Restaurants, LLC, the 100% owner of RatHaus Tempe, LLC. Mark DiMartino is a 5% owner of Elias Restaurant Group, LLC, along with being the Manager of Elias Restaurant Group.

DESCRIPTION OF THE SECURITIES IN THIS OFFERING

We are offering Income Sharing Promissory Notes (the "Notes") to investors in this Offering. A copy of the Note is available on our Flash Funders offering page. The following summary is qualified by full terms available in the Note. The Notes provide each investor, after the first 12-month grace period, will receive a periodic payment every six-months equal to 70% of the net income of RatHaus over that period until that investor has received two-times his or her initial investment. As part of the calculation of net income, the Company will set aside funds to form a six-month operating reserve fund. The Notes include a five-year maturity from the date of the final closing in this Offering.

Investors will be required to agree to the terms of our Note Subscription Agreement and will receive a digital copy of the Income Sharing Promissory Note. Investors will not be receiving any equity interests in the Company and do not have any voting or management rights.

We intend to treat the notes in this offering as debt instruments for US federal income tax purposes. We will prepare and distribute tax documents to investors electronically.

DESCRIPTION OF OTHER CLASSES OF SECURITIES OF THE COMPANY

General

RatHaus Tempe, LLC is organized as a limited liability company under Arizona law. RatHaus Restaurants, LLC has been designated as the Manager of the Company. As a limited liability company, we have issued membership interests that represent the member's economic interest in the Company. As of January 1, 2017, we have issued 100% of our membership interests to our Manager, RatHaus Restaurants, LLC. We will be offering membership interests to accredited investors in transactions covered by Rule 506(c) of Regulation D, up to 50% of the membership interests of the company. No membership interests are being issued to investors in this Offering under Regulation Crowdfunding.

Membership Units

Rights to Profits, Losses and Distributions

In exchange for the contribution of cash or other property to the Capital of the Company, the profits and losses of the Company will be allocated to the members in accordance with their membership interest in the Company. In the event the Company has a positive balance in its Net Cash Flow, which means the there is a positive value when the amount equal to all of the cash received by the Company minus the amount paid or established for reserved covering expenses, fees, payments on the Company debt, capital improvement and contingencies, cash may be distributed to the members.

Voting Rights

Each member of the Company is entitled to vote on matters submitted to the members in proportion to their pro rata interests in the Company. Members will only vote on matters submitted to the members for a vote by the Manager. Any member that is considered a Defaulting Member by violating certain terms of the RatHaus Tempe, LLC operating agreement is not entitled to vote on those matters submitted to the members,

Right to Receive Liquidation Distributions

Member's will receive distributions upon the liquidation of the Company following the distribution of the proceeds of liquidation first to cover the debts of the company, second to establish any reserves necessary for payment of unforeseen liabilities, third to repay the unreturned capital contribution of members.

Additional Capital Contributions

If, in the determination of the Manager and all of the members of the Company, the Company requires additional capital contributions for the operations of the Company, member may be compelled to provide such additional capital in accordance with a pro rata amount equal to their respective percentage interest in the Company. Any member that does not contribute when required will be considered a Defaulting Member.

Other Rights

Other rights of the members of the Company include a right of first refusal in the event of the sale of membership interests by any member.

OFFERING PERKS

To encourage participation in the Offering, the Company is providing specific perks for investors. The Company is of the opinion that these perks do not alter the sales price or cost basis of the Income Sharing Promissory Notes in this Offering. Rather, the perks are promotional discounts on future purchases of the core service of the Company. The perks for this Offering are as follows:

Investment Amount	Offering Perk
$250	Invite to the opening party
$500	5% Discount Card* and an invite to the opening party
$1,000	5% Discount Card*, an invite to the opening party, and RatHaus t-shirt
$2,000	10% Discount Card*, an invite to the opening party, and RatHaus t-shirt
$15,000	15% Discount Card*, an invite to the opening party, and RatHaus t-shirt
$100,000	20% Discount Card*, an invite to the opening party, and RatHaus t-shirt

*The Discount Card includes the following limitations: (1) applicable to one location; (2) may not be combined with other discounts; (3) each card is limited to one individual and is non-transferable; (4) card must be present to receive the discount; (5) the card does not expire.

WHAT IT MEANS TO BE A HOLDER OF DEBT INTERESTS

As an investor in debt of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

UPDATES

Updates about the status of this Offering are available at www.flashfunders.com.

FINANCIAL STATEMENTS

The financial statements of RatHaus Tempe, LLC dated as of November 8, 2016, which is the date of inception of the Company, have been reviewed by dbb*mckennon*, a Public Company Accounting Oversight Board registered accounting firm.

FINANCIAL CONDITION

RatHaus Tempe, LLC first organized on November 8, 2016. Since then, we have not yet engaged in any meaningful operations.

Results of Operations

RatHaus Tempe, LLC has not begun its principal operations. On January 2, 2017 we entered into a lease agreement to occupy the restaurant location at 660 W Warner Road, in Tempe, Arizona. The term of the lease begins on February 1, 2017 and continues for ten years.

Operational Milestones

We anticipate that the location build-out will begin in the first quarter of 2017, while staff hiring and training will begin in soon-thereafter with an anticipated opening of the restaurant in the second quarter of 2017.

We have forecast three scenarios for first year revenue and year-over-year growth. The optimistic scenario begins with an assumption that we will generate revenues of $3.5 million in our first year of operations and achieve revenue growth of 5% on a year-over-year basis thereafter. We anticipate revenues will be mainly sources from sales of food, generating approximately $2.1 million. Under this optimistic scenario, we anticipate net income growing from $61,679 in year one to $983,973 in year five.

Under a moderate scenario, we begin with the assumption of generating $3.0 million in revenue for our first year of operations and achieve revenue growth of 5% on a year-over-year basis thereafter. We anticipate revenues will be mainly sources from sales of food, generating approximately $1.8 million. Under this moderate scenario, we anticipate net income growing from $47,200 in year one to $769,784 in year five.

Under a conservative scenario, we begin with the assumption of generating $2.5 million in revenue our first year of operations and achieve revenue growth of 5% on a year-over-year basis thereafter. We anticipate revenues will be mainly sources from sales of food, generating approximately $1.5 million. Under this conservative scenario, we anticipate net income growing from $32,721 in year one to $555,596 in year five.

As with any projected financial results, there is no guarantee that we will be able to achieve these results. They are provided for illustrative purposes to indentify what financial goals we have set for the operations of RatHaus Tempe, LLC.

Liquidity and Capital Resources

Currently, we have a nominal amount of cash on hand and will require investor financing to begin operations.

We have developed a business plan that will require a minimum of $250,000. We believe we will be able to execute our full plan with $900,000 in initial financing for the company. The funding we receive will be allocated to multiple areas including, location build-out, marking, furniture, fixtures, and equipment, website development, permits, and professional and offering fees.

We anticipate construction, including fees and permits, will cost about $150,000, with additional build-out expenses brining this total to around $250,000. In order to create an enjoyable atmosphere and German theme, we have allocated approximately $295,000 to fixtures, furniture, and equipment ("FFE"). The location was formerly a site of a Tilted Kilt restaurant, so FFE to operate a restaurant could reasonably be obtained. If we do not raise the full amount we are seeking, we will be able to scale back planned expenses on replacing and updating the existing FFE.

Prior to opening, we will also be required to compensate certain employees for their time spent in training and hiring other employees. We anticipate these costs to be about $40,000.

Should we raise our full desired amount of $900,000, approximately $200,000 will be set aside for operating capital to provide runway for our operations. All other funds will be put to immediate use prior to opening of the restaurant.

In addition to the offering to non-accredited investors, we will be seeking investment from accredited investors in an offering under Rule 506(c) of Regulation D done concurrently with this offering under Regulation Crowdfunding. We will seek to close any gap through investments by accredited investors.

Indebtedness

The Company is not subject to any outstanding loans or debts.

Recent Trends

We are a brand new operations and are not aware of any material trends other than those identified in our business plan. Details of our restaurant market potential and area analysis are available on our FlashFunders offering page.

Prior Offerings of Securities

We have not engaged in any prior offerings of securities other than the initial issuance of membership interests to our founders.

Valuation

The Company has not obtained any third-party valuations. The net income sharing percentage and investment multiple in this Offering was determined by management.

USE OF PROCEEDS

The Company anticipates using the proceeds from the offering of Income Sharing Promissory Notes in the following approximate amounts:

	Target Raise ($250,000)	Maximum Raise ($900,000)
Location Build-Out	-0-	$230,000
Furniture, Fixtures & Equipment	$70,000	$295,000
Marketing	$10,000	$20,000
Training and Wages	$30,000	$40,000
Other Capital and Administrative Expenses	$50,000	$100,000
Working Capital Reserve	$80,000	$200,000
Offering Fees and Expenses	$10,000	$15,000

The above description of the anticipated use of proceeds is not binding on the Company and is merely an illustration of its current intentions.

RatHaus Tempe, LLC reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

REGULATORY INFORMATION

Investment Limits

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Restrictions on Transfer of Securities

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

- To the company that sold the securities
- To an accredited investor
- As part of an offering registered with the SEC (think IPO)
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.

Disqualification

Neither the Company nor any of its officers, directors, or twenty percent equity holders are disqualified from relying on Regulation Crowdfunding.

Annual Reports

Annual reports required by Regulation Crowdfunding will be made available to investors on the Company's website at www.rathaususa.com. The Company will issue its first required annual report by April 30, 2018.

Ongoing Reporting Compliance

The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of Rule 202.

FLASHFUNDERS INVESTMENT PROCESS

What do I need for the investment process?

When you open an account on FlashFunders, FlashFunders will ask for your name, address, date of birth and other information that will allow FinTech Clearing and/or FlashFunders Funding Portal to verify your identify. FlashFunders may also ask to see your driver's license or other identifying documents. Federal law requires financial institutions such as broker dealers and funding portals to obtain, verify and record information that identifies each person who opens an account.

Reg CF investors will be asked to report income or net worth, and any startup investments made in the past year. FlashFunders will automatically calculate your annual investment limit.

If I change my mind, can I cancel my investment and receive a refund?

Yes. For Reg CF offerings, an investor may cancel an investment for any reason until 48 hours prior to the deadline identified in the Company's offering materials. Once the round is within 48 hours of ending, you will not be able to cancel for any reason. After an investment is cancelled, you will receive a full refund of your investment.

How long does it take for me to receive my refund?

If you sent your investment via wire transfer, you will receive your investment refund within 1-3 business days. If you sent your investment via check, you will receive your refund in the form of a check within 5-7 business days.

How do I know when my transaction is complete?

FlashFunders will notify investors when the target offering amount has been met. If a company reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline. This must be at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What is a successful close?

A successful close is when the company has reached either its target raise amount or its maximum raise amount.

What happens if an offering fails to close?

All investment funds are transferred into an offering deposit account and/or escrow account until closing. If a company does not close, all investments will be refunded from these accounts and back to the investors.

How is communication managed?

FlashFunders Shareholders Services will manage all investor-relations communication between investors and companies after closing.

Does FlashFunders issue stock certificates to investors?

Where offerings on FlashFunders utilize FlashFunders Shareholder Services, investments in those offerings are held in book entry format. This means the shares are recorded electronically, and the company will not send a paper stock certificate once the deal closes. The shares will be accessible via the Investor dashboard in the investors' FlashFunders account, and inquiries regarding the shares and communications with the Company for Reg CF investors can be directed to FlashFunders Shareholder Services: contact@ffshareholderservices.com.

What happens to my share of ownership if the company issues new shares in future financing rounds?

As is the case with any equity financing round, startups will naturally be diluting the equity ownership of existing investors. That means your proportion of ownership will be reduced, unless you own FlashSeed Preferred stock and exercise your right to maintain proportionate ownership.

What happens if a business fails?

As with any investment, there is an inherent risk that the company in which you invest may fail. If that is the case, and there is a liquidation event, holders of FlashSeed Preferred and Flash CF Preferred Stock will have a liquidation preference over common stock holders of the company. However, in many cases, there are no assets left to distribute, and the entirety of the investment may be lost.

How are returns distributed to investors?

All distributions will be managed by the company itself. However, as Transfer Agent, FlashFunders Shareholders Services provides information to the company to facilitate any distributions.